EXHIBIT 1

JOINT FILING AGREEMENT

By this Agreement, the undersigned agree that this Statement on Schedule 13G being filed on or about this date, and any subsequent amendments thereto filed by any of us, with respect to the securities of R.V.B. Holdings Ltd. is being filed on behalf of each of us.

January 23, 2012

Makoto Takahashi By: /s/Makoto Takahashi

Alma Inc. By: /s/Makoto Takahashi Name: Makoto Takahashi Title: President and CEO